SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                     ------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b)3 OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                            CAPITAL ASSOCIATES, INC.
                            ------------------------
             (Exact name of registrant as specified in its charter)

         DELAWARE                                           84-1055327
(State or other jurisdiction of                (IRS Employer Identification No.)
 incorporation or organization)

7175 WEST JEFFERSON AVENUE, LAKEWOOD, COLORADO                80235
   (Address of principal executive offices)                 (Zip Code)

       Registrant's telephone number, including area code: (303) 980-1000


If this Form relates to the registration of a class of debt securities and is to become effective pursuant to General Instruction A.(c)(1), please check the following _____.

If this Form relates to the registration of a class of debt securities and is to become effective simultaneous with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following ____.

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

           Title of each class               Name of each exchange on which
           to be so registered:              each class is to be registered:

                   None                                    None

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

        Rights to Purchase Series B Junior Participating Preferred Stock
                                (Title of Class)


                                     1 of 6

Item 1.    Description of Registrant's Securities to be Registered
           -------------------------------------------------------

           GENERAL. The Board of Directors of Capital Associates, Inc. (the "Company") submitted to the stockholders of the Company for their consideration a Stockholder's Rights Plan, which was ratified and adopted by vote at their Annual Meeting held on October 24, 1997. On October 24, 1997 the Board of Directors of the Company declared a dividend of one Right for each outstanding share of the Company's common stock, par value $.008 per share (the "Common Stock"). The distribution occurred on November 7, 1997, to holders of record of Common Stock on that date. In addition, until the Rights become exercisable as described below and in certain limited circumstances thereafter, the Company will issue one Right for each share of Common Stock issued after November 7, 1997. Each Right, when it becomes exercisable, will entitle its registered holder to purchase from the Company one one-hundredth of a share (a "Unit") of the Company's Series B Junior Participating Preferred Stock, par value $.001 ("Preferred Stock") at a price of $40.00 (the "Purchase Price") subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and ChaseMellon Shareholder Services L.L.C., as Rights Agent.

           DISTRIBUTION DATE. The Rights will not be exercisable until the Distribution Date (as defined below). Prior to the Distribution Date, they will be evidenced by the certificates for Common Stock and will be transferred with and only with the Common Stock. In general, the Rights will separate from the Common Stock and the "Distribution Date" will occur upon the earlier of the following: (1) the tenth day after the first public disclosure that a person or group (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the outstanding Common Stock (the "Stock Acquisition Date"), or
           (2) the tenth business day after the commencement of a tender or exchange offer that, if consummated, would result in one person or group beneficially owning 20% or more of the outstanding Common Stock. A person or group will not be an Acquiring Person, however, by acquiring beneficial ownership of 20% or more of the outstanding shares of Common Stock pursuant to a Qualifying Offer (as defined below), and no Distribution Date will occur following the commencement of a tender offer or exchange offer that is a Qualifying Offer.

           A "Qualifying Offer" means a tender offer or exchange offer for all outstanding shares of Common Stock at a price and on terms determined by at least a majority of the Continuing Directors (as defined below) who are not officers or employees of the Company and who are not related (as specified in the Rights Agreement) to the person making such offer, after receiving advice from one or more investment banking firms, to be fair to and in the best interests of the Company and its stockholders.

           On the Distribution Date, each Right will become exercisable to purchase one one hundredth share of Preferred Stock until November 6, 2007 (the "Expiration Date"), except as described below, unless the Rights are earlier redeemed. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (the "Rights Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date. The separate Rights Certificates will thereafter evidence ownership of the Rights, which will then trade separately from the Common Stock.

                                     2 of 6

           ISSUANCE OF PREFERRED SHARES. The Preferred Stock will have a liquidation preference of $1.00 per hundredth of a share. Dividends on the Preferred Stock will be payable quarterly in an amount for each one-hundredth of a share of Preferred Stock equal to the greater of $.01 or the amount per share of any dividend paid on the Company's Common Stock for such quarter. Unpaid dividends will cumulate. The Preferred Stock will not be redeemable. Each one-hundredth share of Preferred Stock will have the same voting rights as one share of Common Stock.

           Pursuant to the Rights Agreement, the purchase price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon the exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to the holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends), assets or subscription rights or warrants (other than those referred to above).

           The Preferred Stock may be issued in fractions that are integral multiples of one one hundredth of a share. No fractional Units will be issued upon any exercise of Rights, and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the then-current market price of such shares.

           EFFECTS OF "TRIGGERING EVENTS". Under certain circumstances, the Rights will entitle their holders to purchase securities other than Preferred Stock. If any person becomes an Acquiring Person other than pursuant to a Qualifying Offer, each holder of a Right (except Rights that are void as set forth below) will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. However, Rights are not exercisable in any event until such time as the Rights are no longer redeemable by the Company as set forth below.

           For example, at an exercise price of $40 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $80 worth of Common Stock (or other consideration, as noted above) for $40. Assuming that the Common Stock had a per share value of $20 at such time, the holder of each valid Right would be entitled to purchase four shares of Common Stock for $40.

           "Continuing Directors" includes any member of the Board of Directors of the Company who was a member of the Board prior to the Stock Acquisition Date, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Continuing Directors, but does not include an Acquiring Person, or an affiliate or associate of an Acquiring Person, or any representative of the foregoing entities.



                                     3 of 6

           If at any time following the Stock Acquisition Date (i) the Company is acquired in a merger or other business combination transaction in which the Common Stock is changed or exchanged or in which the Company is not the surviving corporation (other than a merger that follows a Qualifying Offer and satisfies certain other requirements), or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights that are void as set forth below) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the fourth preceding paragraph are referred to as the "Triggering Events".

           Any Rights that are beneficially owned by a person who is or who later becomes an Acquiring Person (or any affiliate or associate of an Acquiring Person) or are owned by certain transferees of an Acquiring Person shall become void from and after the time such person becomes an Acquiring Person. Thus, any holder of such a Right (including any subsequent holder) may be unable to exercise the Right after the occurrence of a Triggering Event.

           REDEMPTION. At any time before the earlier of (i) the tenth day following the Stock Acquisition Date, or (ii) November 6, 2007, the Board of Directors of the Company may redeem the Rights in whole, but not in part, for $.01 per Right (the "Redemption Price"). However, any such redemption may be made only with the concurrence of a majority of the Continuing Directors if it occurs (i) on or after the time that any person becomes an Acquiring Person or (ii) on or after the date of a change (resulting from a proxy or consent solicitation) in a majority of the directors in office at the commencement of such solicitation if any person who is a participant in such solicitation has stated (or if the Board believes) that such person may take action to become an Acquiring Person or otherwise to cause a Triggering Event. The redemption period may be extended if it has not yet expired at the time of the extension.

           If the Board of Directors elects to redeem the Rights, the Company will announce the redemption, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

           AMENDMENTS. At any time before the Distribution Date, the Company may, without the approval of any holder of the Rights, amend any provision of the Rights Agreement, except that the Company cannot change the Redemption Price, the Expiration Date, the Purchase Price or the number of one-hundredths of a share of Preferred Stock for which a Right is exercisable. At any time after the Distribution Date, the Company may amend the Rights Agreement without the approval of the holders of the Rights to cure any ambiguity, to correct any defective or inconsistent provision, subject to certain exceptions, to shorten or lengthen any time period (which may require the concurrence of a majority of the Continuing Directors) or to change a provision in any manner the Company deems necessary and that does not adversely affect the interests of the holders of the Rights. However, the Company can extend the redemption period only if the Rights are redeemable at the time of the extension.


                                     4 of 6

           OTHER CONSIDERATIONS. Until a Right is exercised, its holder, as such, will have no rights as a stockholder of the Company, such as the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income if the Rights become exercisable upon the occurrence of a Triggering Event as set forth above.

           The Rights have certain anti-takeover effects. They may cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired. However, as described above, no such event will occur in connection with a Qualifying Offer. Moreover, the Rights should not interfere with a merger or other business combination approved by the Board of Directors of the Company, because the Board of Directors (under certain circumstances, with the concurrence of the Continuing Directors) may redeem the Rights for $.01 per Right as described above.

           As of September 19, 1997, there were 5,013,006 shares of Common Stock outstanding. Each such share outstanding as of November 7, 2007 will receive one Right. Prior to the Distribution Date, the Company will issue one Right for each such share of Common Stock issued after November 7, 2007. Sixty thousand shares of Preferred Stock will initially be reserved for issuance upon exercise of the Rights.

           The terms of the Rights are set forth in the Rights Agreement. The form of Rights Agreement, which includes, as Exhibit A, the form of Certificate of Designations of the Preferred Stock and, as Exhibit B, the form of Rights Certificate, is included as Exhibit 1 to this Current Report on Form 8-K and is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

           The Rights Agreement provides that MCC Financial Corporation ("MCC") which is record holder of 2,575,869 shares of Common Stock or 51.38% of the issued and outstanding Common Stock as of September 19, 1997, and any person who acquires Common Stock from MCC, are not included in the definitions of "Acquiring Person" and thus the Rights Agreement will not apply to any of them.

Item 2.    Exhibits
           --------

Exhibit 1. Form  of  Rights  Agreement  dated  as  of  November 7, 1997, between
           Capital Associates, Inc. and ChaseMellon Shareholder Services L.L.C.




                                     5 of 6

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.



                                         CAPITAL ASSOCIATES, INC.
                                         Registrant



Date:  November 12, 1997                 By:  /s/Philip J. Teigen
                                              -------------------
                                              Philip J. Teigen
                                              President and CEO


























                                     6 of 6